EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(dollars are in millions)
Ratios excluding interest on deposits:
Income (loss) from continuing operations	$(1,248)	$455	$1,006	$(167)	$(1,698)
Income tax (benefit) expense	338	227	439	(98)	(924)
Less: Undistributed equity earnings	—	—	28	28	35
Fixed charges:
Interest on:
Borrowed funds	28	44	78	61	279
Long-term debt	671	600	492	514	826
Others	33	99	5	—	—
One third of rents, net of income from subleases	31	31	29	24	24
Total fixed charges, excluding interest on deposits	763	774	604	599	1,129
Earnings (loss) from continuing operations before taxes and fixed charges, net of undistributed equity earnings	(147)	1,456	2,021	306	(1,528)
Ratio of earnings (loss) to fixed charges	(.19)	1.88	3.35	.51	(1.35)
Total preferred stock dividend factor(1)	$103	$103	$106	$116	$122
Fixed charges, including the preferred stock dividend factor	$866	$877	$710	$715	$1,251
Ratio of earnings (loss) from continuing operations to combined fixed charges and preferred stock dividends	(.17)	1.66	2.85	.43	(1.22)
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$763	$774	$604	$599	$1,129
Add: Interest on deposits	316	251	329	551	1,851
Total fixed charges, including interest on deposits	$1,079	$1,025	$933	$1,150	$2,980
Earnings (loss) from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$(147)	$1,456	$2,021	$306	$(1,528)
Add: Interest on deposits	316	251	329	551	1,851
Total	$169	$1,707	$2,350	$857	$323
Ratio of earnings to fixed charges	.16	1.67	2.52	.75	.11
Fixed charges, including the preferred stock dividend factor	$866	$877	$710	$715	$1,251
Add: Interest on deposits	316	251	329	551	1,851
Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,182	$1,128	$1,039	$1,266	$3,102
Ratio of earnings (loss) from continuing operations to combined fixed charges and preferred stock dividends	.14	1.51	2.26	.68	.10

(1)	Preferred stock dividends grossed up to their pretax equivalents.